ITEM 25570.9663xx - BLAST CLEANING AND ZINC THERMAL SPRAYING OF STRUCTURAL STEEL

1. DESCRIPTION: (cont'd)

     1.07 Submittals

          A. The Contractor shall provide the following written submittals before starting any work:

               1.   MSDS sheets.

               2.   Documentation of previous similar work experience.

               3.   Documentation of SSPC QP1 and QP2 qualification.

               4.   Work schedule.

               5. QA/QC Plan including the application process. This should include equipment capabilities, materials, application procedures, and quality control checkpoints for (a) surface-preparation, (b) spraying, (c) adhesion, (d) coating thickness measurements.

     1.08 Definitions:

          A. Thermal spray shall include the surface preparation and application of a Zinc-Aluminum alloy coating to metal surfaces. Zinc-Aluminum (85-15) Thermal Spraying will be referred to as spraying.

          B. White Metal Blast Cleaning shall mean the preparation of surfaces to be coated in accordance with standards and specifications for "White-Metal Blast Cleaning," SSPC-SP5 as published by the Steel Structures Painting Council.

          C. Hand Tool Cleaning shall mean the preparation of all surfaces to be coated in accordance with standards and specifications for "Hand Tool Cleaning," SSPC-SP2 as published by the Steel Structures Painting Council.

          D. Power Tool Cleaning shall mean the preparation of all surfaces to be coated in accordance with standards and specifications for "Power Tool Cleaning," SSPC-SP3 and "Power Tool Cleaning to Bare Metal" SSPC-SPl1.

          E. Paint and sealers if required shall be as specified in the contract documents.

          F. Surface Preparation shall mean the cleaning and/or pretreating of surfaces to be sprayed as specified in the contract documents and shall include the removal of all debris.

          G. Field Spraying shall mean the coating of metal surfaces at the construction site.

          H. Zinc-Aluminum Coating shall include cleaning and preparing the entire surface, recoating all steel on existing installations or structures in service, and sealing the sprayed coating if specified.

          I.   Steel Structures Painting Council (SSPC) - Surface Preparation
               (SP). Specifications referred to herein may be obtained through the Council at SSPC, Melon Institute, 4400 5th Avenue, Pittsburgh, PA 15213.

          J. Environmental Protection shall mean the containment, collection, and removal of existing paint chips, corrosion residues, spent abrasives, and any newly applied paint (herein after referred to as waste materials) that result from blasting and other cleaning and coating operations performed in the field.


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ITEM 25570.9663XX - BLAST CLEANING AND ZINC THERMAL SPRAYING OF STRUCTURAL STEEL

1. DESCRIPTION: (cont'd)

     1.08 Definitions: (cont'd)

          K. Inaccessibility shall mean the inability to use a standard application method because of restrictions such as reduced clearance, insufficient hand space or too narrow an opening. It shall not mean that the element is too high or that the rigging or scaffolding will be difficult. The Engineer will make a final determination as to what will be deemed inaccessible.

          L. Debris shall mean anything on the structure that isn't an inherent part of the structure or coating system.

          M. Flush Rusting - Rusting that occurs on metal within minutes to a few hours after blast-cleaning or other cleaning is completed. The speed with which flash-rusting occurs may be indicative of soluble-salt contaminants on the surface, high humidity, or both.


2. MATERIALS:

     2.01 All equipment used for cleaning and spraying shall meet the requirements as specified in the Contract. Zinc-Aluminum alloy shall be manufactured for thermal spraying and shall be of the following composition:

                              Fe - 0.020% Max.
                              Cu - 0.004% Max.
                              Cd - 0.004% Max.
                              Pb - 0.004% Max.
                              Al - 14.0 - 16.0%
                              Ti - 0.002% Max.
                              Zn - Balance

          The Contractor shall provide certificates of alloy composition for the wire.

     2.02 The coating shall be as specified in the Contract and shall be applied according to same or the manufacturer's recommendations, whichever is more restrictive.

     2.03 The abrasive selected for blast cleaning shall be identified by the Contractor and approved by the Engineer prior to use. The abrasive shall be certified to be of fine to extra fine gradation. The abrasive shall have a sharp, hard cutting surface and shall be clean, dry and free of oil or soluble salt contaminants. Silica sand and/or shot are not allowed:

     2.04 All material shall be delivered to the site in sealed, original, labeled containers and stored in accordance with the manufacturer's recommendations.

     2.05 All material and equipment used for environmental protection shall be approved by the Engineer. Any material or equipment that is determined to be deficient or that becomes damaged to the extent that it no longer fulfills the requirements of this specification shall be replaced or repaired to the satisfaction of the Engineer, at the Contractor's expense, with the replacement material and/or equipment meeting the requirements of the contract documents.




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ITEM 25570.9663XX - BLAST CLEANING AND ZINC THERMAL SPRAYING OF STRUCTURAL STEEL

3. CONSTRUCTION DETAILS: (cont'd)

     3.04 Spraying Application (cont'd)

          B. Surface Cleanliness - All surfaces to be coated shall be thoroughly cleaned prior to each application to remove dirt, dust, or other interference material. Cleaning methods shall be by vacuuming only, unless other means are approved by the Engineer. Special worker protection and containment measures will be required to avoid health and safety problems associated with lead contamination.

          C. Grease/Oil - If grease or oil are/or become deposited on the surface, they shall be removed by solvent cleaning in accordance with SSPC-SPl prior to the application of the next coat.

          D. Ambient/Weather Conditions - Coatings shall not be applied to surfaces containing frost or applied in rain, fog, or similar conditions. Coatings shall be applied in accordance with the coating manufacturer's written recommendations.

          E.   Zinc-Aluminum Coating Application Methods

               1. The coating shall be applied in a neat and workmanlike manner and shall be applied uniformly and shall be free of ridges or other defects. The coating shall be applied by thermal spray employing multiple passes to achieve a thickness of 0.008 to 0.010 inches (8-10 mils) as specified in the contract documents. No single pass shall deposit more than 0.004 inches. Thickness measurements shall be taken frequently.

               2. The coating, when applied, shall be even and uniform. All subsequent coats shall be perpendicular to previous coats.

               3. On the areas which are inaccessible to the thermal spray equipment, a zinc silicate coating shall be applied as close in proximity to the area as possible.

          F.   Spraying

               1. Thermal Spray equipment shall be capable of applying Zinc-Aluminum (85-15) in a fine, even spray so as to produce a uniform film at the specified thickness. Spray equipment shall be as recommended by the Contractor.

               2. Spray coating shall be done by experienced and qualified applicators. Thermal spray operators shall apply the coating in a manner that promotes uniform coverage and prevents discontinuity of the applied coating. The spray gun shall be moved uniformly across and perpendicular (90 degrees) to the receiving surface. To insure a uniform coating, each spray pass should lap the other by 50%. Any defects shall be immediately corrected.

               3. Spraying distance should be between 5 and 8 inches from the substrate.

               4. Special care shall be exercised to avoid contamination of surrounding areas or property by over spraying. Containment tarps should be used when spray application is performed.



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ITEM 2557O.9663XX - BLAST CLEANING AND ZINC THERMAL SPRAYING OF STRUCTURAL STEEL

3. CONSTRUCTION DETAILS: (cont'd)

     3.04 Spraying Application (cont'd)

          F.   Spraying (cont'd)

          G. Adhesion - Adhesion strength shall be 700 psi minimum with approved measuring equipment as per ASTM D4541. All adhesion test locations shall be re-metalized in accordance with this specification at no additional cost. Measurements shall be taken every 500 feet. If adhesion is less than 700 psi, the coating shall be removed and re-applied at the Contractor's expense.

          H. Ventilation - The work area shall be properly ventilated to assure proper worker protection and safety.

     3.05 Termination of Coating Operations

          The Engineer is empowered to terminate coating operations, temporarily or permanently, if the Engineer determines that any of the following conditions exist:

          A.   Satisfactory results are not being obtained.

          B.   The measured film thickness is not within the required range.

          C. Areas not specifically designated to be coated are likely to be or are being affected by the application method.

          D. The application method is causing damage to public or private property.

          If the Engineer permanently terminates coating operations, he may do so by verbal order but he shall notify the Contractor, in writing of his reasons for termination, within 48 hours of termination. The Engineer may temporarily terminate coating operations by verbal orders. Coating operations which are terminated due to damage to public or private property shall not be resumed until the Contractor takes appropriate measures to protect such property and demonstrates to the Engineer's satisfaction that such property damage will not reoccur.

     3.06 No coating shall begin until cleaned steel surfaces have been inspected and approved by the Engineer or Inspector. All structural steel members, railings, fascia, downspouts, and other miscellaneous steel items which have been previously coated shall be cleaned and coated in accordance with these specifications unless specifically excluded by the plans, or specifications, or by the Engineer.

     3.07 The coating of metal surfaces shall include, but not be limited to the following:

          A.   The proper preparation of all surfaces.

          B.   The application and protection of the coating.

          C. The protection from spatter or spillage of pedestrians vehicular, marine or other traffic upon, beneath or adjacent to the coated surfaces. Payment for this work will be made under the item Environmental Ground Protection and/or Environmental Waterway Protection.



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